New Gold Announces First Gold Pour at Rainy River Mine

October 6, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) is pleased to report that it has completed its first gold pour at the Rainy River mine, and the company's commissioning plans remain on schedule. The first pour yielded approximately 500 ounces of gold and 600 ounces of silver.

"Our team is proud to have delivered on all of the key project milestones since the beginning of 2017, however, the first gold pour is a particularly special one for New Gold and its stakeholders," stated Hannes Portmann, President and Chief Executive Officer. "This achievement is reflective of a true team effort as it would not have been possible without the commitment and resilience of our workforce as well as the strong support of our local communities and Indigenous partners – thank you."

As previously announced, the Rainy River mine began processing ore on schedule on September 14, 2017. Since that date, the company has successfully processed approximately 290,000 tonnes of ore. Inclusive of four days of intentional downtime as part of the commissioning plan, this translates to an average processing rate of almost 14,000 tonnes per day, or 67% of the 21,000 tonne per day nameplate capacity. At the same time, the mining rate through September has continued to track on plan which has enabled the mine to deliver the scheduled quantities of ore to the mill.

About New Gold Inc.

New Gold is an intermediate gold mining company with a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include among others, targeted timing for commercial production at the Rainy River mine.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River project being consistent with New Gold's current expectations; and (4) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines.

For further information, please contact:

Julie Taylor
Director, Corporate Communications
and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com